Exhibit 99.1

THIRD QUARTER REPORT FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006

Financial Results

•            The results of operations and cash flows from the Petrofund assets are reflected from July 1, 2006 forward.

•            Penn West was able to partially mitigate the decline in natural gas prices, through its active risk management program, realizing $26.5 million in hedging gains in the third quarter of 2006.

•            Cash flow (1) of $366 million ($1.55 per unit, basic) in the third quarter of 2006 was 38 percent higher than the cash flow of $265 million ($1.59 per unit, basic) realized in the second quarter of 2006 due to production added from the Petrofund merger and higher liquid prices offset by lower natural gas prices.

•            Net income decreased to $178 million ($0.66 per unit, basic) in the third quarter of 2006 compared to $220 million ($1.34 per unit, basic) in the second quarter of 2006 mainly due to increased depletion charges related to the Petrofund merger and future income taxes offset by risk management activities. The future income tax recoveries recorded in the second quarter of 2006 were primarily due to corporate income tax rate reductions enacted by the Federal, Alberta and Saskatchewan Governments in the second quarter of 2006.

Operations

•            Production averaged 129,059 boe per day in the third quarter of 2006, 38 percent higher than the 93,242 boe per day achieved in the second quarter of 2006. The increase in production was due to the Petrofund merger that closed on June 30, 2006, and from the successful results of our drilling program, which added 29 net natural gas and 56 net oil producing wells in the third quarter at a success rate of 97 percent.

•            Crude oil and liquids production averaged 69,215 barrels per day and natural gas production averaged 359 mmcf per day in the third quarter of 2006.

•            Third quarter 2006 production was reduced by an average of approximately 3,200 boe per day mostly due to an outage of a natural gas pipeline transmission line and a scheduled plant turnaround at our Wildboy facility. This volume was back on production in October 2006.

•          The Trust spent $155 million on capital development and drilled 88 net wells in the third quarter. Drilling activity was focused in the Central and Plains areas.

Cash Distributions

•            The Trust paid cash distributions of $216 million ($0.34 per unit, per month) in the third quarter of 2006.

Tax Announcement

•          On October 31, 2006, the Canadian Federal government announced proposed changes to the taxation of income trusts. Effective in 2011, Penn West could be, in effect, subject to tax on its distributions at corporate income tax rates. The impact on Penn West’s corporate structure and strategy, if any, is under review by our Management team and Board of Directors.

Long-term Project Updates

•            During the third quarter of 2006, Penn West drilled 4 horizontal wells in its Peace River Oil Sands project and plans to drill 10 horizontal wells with estimated capital expenditures of $15 million in the remainder of 2006. Current production is 2,500 barrels per day and production from the area is expected to increase to between 4,000 and 5,000 barrels per day by the spring of 2007.

•            During the third quarter of 2006, Penn West was active on several fronts with regard to its CO2 EOR projects.  At the Penn West Joffre Tertiary Viking Unit, drilling and construction operations commenced on two more CO2 injection patterns during the third quarter.   Carbon dioxide injection continued as planned at the Pembina CO2 Pilot project.

•            Ongoing development at the Weyburn CO2 enhanced oil recovery project is continuing with better than predicted response rates. Based on these results and improvements to the CO2 recycling capability, the infill drilling program has been expanded to 55 wells (12 net) from 40 wells (8 net).

HIGHLIGHTS

($ millions, except per unit and production amounts)	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change
Financial

Gross revenues	$636.0	$535.0	19	$1,522.4	$1,364.5	12
Cash flow (1)	365.6	334.9	9	873.5	852.0	3
Basic per unit	1.55	2.06	(25)	4.63	5.25	(12)
Diluted per unit	1.53	2.04	(25)	4.56	5.11	(11)
Net income	177.8	209.5	(15)	542.7	336.1	61
Basic per unit	0.66	1.29	(49)	2.88	2.07	39
Diluted per unit	0.65	1.27	(49)	2.83	2.02	39
Capital expenditures, net	154.7	149.3	4	418.5	450.4	(7)
Total debt, at period end	1,152.4	778.2	48	1,152.4	778.2	48
Distributions paid	216.2	127.3	70	540.5	127.3	324
Dividends paid	$—	$—	—	$—	$17.5	—

Operations

Daily production
Natural gas (mmcf/d)	359.1	289.0	24	298.3	291.3	2
Light oil and NGL (bbls/d)	48,029	33,101	45	36,576	33,106	10
Conventional heavy oil (bbls/d)	21,186	18,533	14	20,166	18,697	8
Total production (boe/d) (2)	129,059	99,802	29	106,457	100,346	6

Average sales price
Natural gas ($/mcf)	$5.97	$8.88	(33)	$6.65	$7.72	(14)
Light oil and NGL ($/bbl)	70.25	70.94	(1)	68.40	62.02	10
Conventional heavy oil ($/bbl)	52.20	48.60	7	45.15	35.97	26

Netback per boe (2)
Sales price	$51.33	$58.27	(12)	$50.70	$49.57	2
Risk management	2.23	—	—	1.68	0.24	600
Net sales price	53.56	58.27	(8)	52.38	49.81	5
Royalties	8.90	10.36	(14)	9.10	8.83	3
Operating expenses	10.64	9.11	17	10.30	8.84	17
Transportation	0.64	0.60	7	0.63	0.62	2
Operating netback	$33.38	$38.20	(13)	$32.35	$31.52	3

(1)             Cash flow is a non-generally accepted accounting principles (“GAAP”) term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments, and asset retirement expenditures and includes realized foreign exchange gains. Please refer to the calculation of cash flow table on the first page of the Management’s Discussion and Analysis.

(2)             Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

DRILLING PROGRAM

	Three months ended September 30				Nine months ended September 30
	2006		2005		2006		2005
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	67	29	27	27	147	93	137	135
Oil	79	56	20	18	143	111	82	76
Dry	3	3	3	3	14	14	14	14
Total wells	149	88	50	48	304	218	233	225
Success Rate		97%		94%		94%		94%

UNDEVELOPED LANDS

	As at September 30
	2006	2005	% change
Gross acres (000s)	4,519	4,968	(9)
Net acres (000s)	4,037	4,655	(13)
Average working interest	89%	94%	(5)

FARM OUT ACTIVITY

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Wells drilled on farm out lands (1)	58	21	112	88

(1)             Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm out agreements.

CORE AREAS

Core Area	Net wells drilled for the three months ended September 30, 2006	Undeveloped land as at September 30, 2006 (thousands of net acres)
Central	32	1,364
Plains	56	1,043
Northern	—	1,630
	88	4,037

TRUST UNIT DATA

	Three months ended September 30			Nine months ended September 30
(millions of units)	2006	2005	% change	2006	2005	% change
Weighted average:

Basic	236.1	163.2	45	188.6	162.4	16
Diluted	239.0	167.5	43	191.5	166.8	15
Outstanding: (as at September 30)

Basic				236.2	163.2	45
Basic plus trust unit rights				246.8	170.8	44

On June 30, 2006, Penn West issued 70.7 million trust units on the closing of the Petrofund merger.

CHARTING OUR PERFORMANCE

LETTER TO OUR UNITHOLDERS

The third quarter of 2006 marked Penn West Energy Trust’s first full quarter including properties added from the Petrofund merger, which we closed on June 30, 2006. Penn West issued 70.7 million trust units and assumed $610 million of bank debt in connection with the merger. During the third quarter of 2006, we reported cash flow of $366 million, net income of $178 million and average production volumes of 129,059 boe per day including 359 mmcf per day of natural gas and 69,215 barrels per day of oil and natural gas liquids. Our production in the quarter was temporarily reduced by approximately 3,200 barrels of oil equivalent per day mostly due to an outage of a natural gas pipeline transmission line and a scheduled turnaround at our Wildboy gas plant. Our distribution payout ratio during the third quarter was about 66 percent, slightly higher after the Petrofund merger than prior to it.

Penn West recently added new depth to our executive team by appointing two new officers: Keith Luft as Vice-President, Land and Legal and Lucas Law as Vice-President, Asset Management. On August 25, 2006, Penn West increased the size of its credit facilities to $1.9 billion on an unsecured basis and with a three-year term. On capital expenditures of $155 million, we drilled 88 net wells in the third quarter of 2006 including 56 net oil wells and 29 net natural gas wells for a success rate of 97 percent. Our operations in the third quarter were focused in our Plains and Central core areas.

The industry continues to show strong interest in our 4.0 million acres of non-producing land. To date in 2006, third party operators drilled 112 wells on Penn West lands bringing the total to 215 wells since we ramped up our farm out program in 2005.

In the Peace River Oil Sands, we drilled an additional 4 wells this quarter and continue to optimize production from our producing wells. In the fourth quarter of 2006, we plan a further 10 horizontal wells and forecast production from these new wells to raise production to approximately 5,000 barrels of oil per day.

In 2007, we are planning a $100 million capital program in the Peace River Oil Sands area including the drilling of 60 to 65 net wells and expenditures on production infrastructure. We hold approximately 300,000 net acres of land in the area that contains an estimated 6 to 7 billion barrels of original oil-in-place. We are focused on reaching 20,000 barrels of daily oil production, from the area, within the next 4 years using conventional artificial lift methods. In addition, we are performing engineering evaluations of thermal and other enhanced recovery methods to add significant production and reserves in the future.

Our CO2 enhanced oil recovery projects aim to increase the ultimate recovery rates from many of the largest legacy light oil pools in Western Canada in which we have interests including Pembina, Weyburn, Swan Hills and Midale. Penn West was active on several fronts with its CO2 enhanced oil recovery projects this quarter.  At the Penn West Joffre Tertiary Viking Unit, drilling and construction operations on two more CO2 injection patterns commenced during the third quarter and CO2 injection is continuing as planned. In the South Swan Hills area, we have completed the drilling of a 4-well pad of Mannville coal bed methane horizontal wells.

Our 2007 budgeting process is complete. In 2007, we plan a capital program of $550 to $600 million including the drilling of 220 to 250 net wells, significant production optimization expenditures and the Peace River Oil Sands program. Using average forecast oil prices of WTI US$62.50 per barrel, a $7.50 natural gas price at AECO and a $0.88 exchange rate, we are forecasting 2007 cash flow between $1.3 and $1.4 billion.

On October 31, 2006, the Canadian Federal Government announced proposed changes to the taxation of income trusts including a proposed tax on distributions by income trusts commencing in 2011. The market reaction to the announcement was swift. Investors in the income trust sector saw the market value of their trust units fall by over 20 percent with a total income trust market value loss of over $25 billion within a short period of time after the announcement.  We are deeply concerned about the negative impact the tax proposal is having on the market value of our unitholders’ investments. Your voice needs to be heard. We urge you to contact your Member of Parliament at the email address provided on our website. As the events unfold related to the proposal, please refer to our website at www.pennwest.com and press releases for updates.

Penn West Energy Trust has become a more mature, more efficient organization since the conversion to an income trust in May 2005. We have drastically improved capital efficiency in the face of rapidly escalating service costs, and we have restructured our technical staff into proactive teams that are delivering results from exploration, development and optimization. Most importantly, we are rapidly demonstrating the potential of our world class Peace River Oil Sands play. The market value of your trust units took a hit on November 1, 2006 and the sustained negative market reaction since that time has pushed our unit price down to a level that does not adequately reflect the quality of our conventional assets.  These assets include a large inventory of high netback light oil pools with significant potential for enhanced oil recovery, natural gas producing areas with large blocks of adjacent Penn West undeveloped acreage and extensive conventional heavy oil exploration and development projects. When you add in the future reserve additions and future production potential of our Peace River Oil Sands area and our light oil enhanced oil recovery projects, you get an organization with very strong assets trading at a discounted value relative to the other energy companies. It is our mission to get the good news story about Penn West Energy Trust out to the market to restore the value of our unitholders’ trust units.

As more details underlying the tax proposal are released, our technical and management teams and Board of Directors intend to revise as necessary Penn West’s operating plans, strategy and corporate structures with a view of ensuring our unitholders realize the value inherent in our asset base over a medium to long term timeframe.

We are maintaining our current distribution level ($0.34 per unit, per month), are committed to an aggressive capital program for 2007 and have an extensive inventory of exploration and development projects for the future. All of these factors, combined with our strong balance sheet, ability to access capital and ingrained financial discipline makes Penn West a formidable organization in whatever corporate model we might convert to in the future.

Thank you for your many individual calls, letters and e-mails over the past two weeks. We share your immediate concern and ask that you share our confidence in Penn West Energy Trust.

On behalf of the Board of Directors,

William E. Andrew

President and CEO

Calgary, Alberta

November 13, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nine months ended September 30, 2006

Management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (“Penn West”) for the three and nine months ended September 30, 2006, and the audited consolidated financial statements and MD&A of Penn West for the year ended December 31, 2005. The date of this MD&A is November 13, 2006.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

The business environment in which Penn West operates reflects moderate commodity prices, accessible capital markets, low interest rates by historical standards and a stable regulatory environment with the exception of the October 31, 2006 Federal Government announcement of the proposed changes to the taxation of income trusts.

Please refer to the end of this MD&A for our disclaimer on forward-looking statements. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not represent a value equivalency at the wellhead.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and operating netbacks included in this MD&A are considered non-generally accepted accounting principles (“GAAP”) measures and may not be comparable to similar measures provided by other issuers. Management utilizes cash flow, as defined in the following table, and operating netbacks to assess financial performance and the capacity of Penn West to fund distributions and future capital programs.

Calculation of Cash Flow

($ millions, except per unit amounts)	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
Cash flow from operating activities	$418.8	$243.2	$845.2	$564.1
Increase (decrease) in non-cash working capital	(61.3)	85.6	10.7	44.2
Payments for surrendered options	—	—	—	141.6
Asset retirement expenditures	8.1	6.1	17.6	16.3
Realized foreign exchange gain	—	—	—	85.8
Cash flow	$365.6	$334.9	$873.5	$852.0

Basic per unit	$1.55	$2.06	$4.63	$5.25
Diluted per unit	$1.53	$2.04	$4.56	$5.11

Quarterly Financial Summary

($ millions, except per unit and production amounts)(unaudited)

`	Penn West Energy Trust						Penn West Petroleum Ltd.
Three months ended	Sept 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sept 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004
Gross revenues	$636.0	$452.5	$433.9	$554.5	$535.0	$424.2	$405.3	$400.5

Cash flow	365.6	264.7	243.2	332.6	334.9	257.0	260.1	237.8
Basic per unit(1)	1.55	1.59	1.49	2.03	2.06	1.58	1.61	1.47
Diluted per unit(1)	1.53	1.56	1.47	2.03	2.04	1.49	1.58	1.44

Net income	177.8	220.5	144.4	241.1	209.5	59.7	66.9	68.6
Basic per unit(1)	0.66	1.34	0.88	1.48	1.29	0.37	0.41	0.42
Diluted per unit(1)	0.65	1.31	0.87	1.46	1.27	0.34	0.41	0.42

Distributions declared	240.7	167.6	162.0	151.8	127.3	42.4	—	—
Per unit	1.02	1.02	0.99	0.93	0.78	0.26	—	—

Dividends declared	—	—	—	—	—	—	10.8	6.7
Per unit(1)	$—	$—	$—	$—	$—	$—	$0.07	$0.04

Production
Liquids(2)(bbls/d)	69,215	48,599	52,226	51,953	51,634	50,633	53,162	53,781
Natural gas (mmcf/d)	359.1	267.9	266.9	277.5	289.0	295.7	289.1	307.4
Total (boe/d)	129,059	93,242	96,713	98,205	99,802	99,910	101,343	105,007

(1)             Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share in accordance with the plan of arrangement dated May 31, 2005 related to the trust conversion.

(2)             Includes crude oil and natural gas liquids.

Proposed Tax on Income Trusts

On October 31, 2006, the Canadian Federal Government announced proposed changes to the taxation of publicly traded income trusts. Commencing in 2011, taxes at estimated corporate tax rates were proposed on distributions representing return on capital by disallowing these distributions as a deduction in the calculation of the trust’s taxable income. Penn West’s reactions to the proposals, if any, are under review by our management team and our Board of Directors. If the tax proposals are enacted into law as proposed on October 31, 2006, they could have some or all of the following impacts and Penn West could take some or all of the following actions:

•                          If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors will fall by an estimated 31.5% and 26.5% respectively.

•                          A portion of Penn West’s cash flow could be allocated to cash taxes and not available for distribution or re-investment.

•                          It could be determined that it is more economic for Penn West to change its corporate structure to facilitate investing a higher portion or all of its cash flow in exploration and development projects potentially resulting in a significant reduction or elimination of distributions and/or dividends.

•                          It could be determined that it is more economic to remain in the trust structure and pay corporate income taxes rather than the proposed distribution tax and pay all or a portion of our distributions on a return of capital basis at a correspondingly lower payout ratio.

•                          Other strategic alternatives could be determined to be more economic than the above.

•                          If trusts are subsequently determined to be taxable entities for future income tax accounting purposes, the recording of an additional future income tax liability would be required.

The table below, provided by the Canadian Federal Government in a backgrounder accompanying its October 31, 2006 announcement, shows a simplified comparison of the effects of the proposed changes to investor tax rates in 2011.

	Current System		Proposed System
Investor	Income portion of trust distributions	Large corporation (dividend)	Income portion of trust distributions	Large corporation (dividend)
Taxable Canadian individuals*	46%	46%	45.5%	45.5%
Canadian tax-exempt investors	0%	32%	31.5%	31.5%
Taxable U.S. investors**	15%	42%	41.5%	41.5%

*                    All rates in the table are as of 2011, and include both entity- and investor-level tax (as applicable). Rates for “taxable Canadian investors” assume that top personal income tax rates apply and that provincial governments increase their dividend tax credit for dividends of large corporations.

**             Canadian taxes only. U.S. tax will also apply in most cases, net of any foreign tax credits.

Petrofund Merger

As of June 30, 2006, all court and regulatory approvals required to effect the merger of Penn West and Petrofund Energy Trust (“Petrofund”) had been received and the unitholders of both trusts approved the merger at their respective unitholder meetings on June 28, 2006. As all conditions precedent to the merger were satisfied, the merger was completed effective June 30, 2006.

Petrofund unitholders received 0.6 of a Penn West unit for each Petrofund unit exchanged and also received a special distribution of $1.10 that included an adjustment of $0.10 per unit required to align the distribution dates of the trusts.

Penn West accounted for the Petrofund merger as a purchase of Petrofund effective June 30, 2006. The results of operations and cash flows from the Petrofund assets and liabilities assumed are reflected effective July 1, 2006.

The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. If the merger had occurred on January 1, 2006, Penn West would have realized the following pro forma results for the nine months ended September 30, 2006.

Revenue	$1,918
Net income	599
Basic per unit	2.55
Diluted per unit	$2.51
Volumes (boe/d)	132,982

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2006	2005	% change	2006	2005	% change
Natural gas (mmcf/d)	359.1	289.0	24	298.3	291.3	2
Light oil and NGL (bbls/d)	48,029	33,101	45	36,576	33,106	10
Conventional heavy oil (bbls/d)	21,186	18,533	14	20,166	18,697	8
Total production (boe/d)(1)	129,059	99,802	29	106,457	100,346	6

(1)             Barrels of oil equivalent (boe) are based on six mcf of gas equals one barrel of oil (6:1)

The increase in production was due to the Petrofund merger closing at the end of June 2006, and from the successful results of our drilling program, which added 29 net natural gas wells and 56 net oil wells in the third quarter for a success rate of 97 percent.

The Trust strives to maintain a balanced portfolio of production and reserves, when economic to do so, which helps to reduce exposure to price volatility that can affect a single commodity. Crude oil and liquids production averaged 69,215 barrels per day  (54% of production) for the third quarter and natural gas production averaged 359 mmcf per day (46% of production) for the quarter.

Third quarter production was reduced by approximately 3,200 boe per day due to an outage of a natural gas pipeline transmission line and a scheduled plant turnaround at our Wildboy facility. This volume was back on production in October 2006.

The Trust spent $154.7 million on capital expenditures and drilled 88 net wells in the third quarter of 2006. Drilling activity was focused in the Central and Plains areas.

Commodity Markets

Natural Gas

Natural gas prices declined through the first nine months of 2006 from near record highs at the end of the prior year due to an unusually warm winter that weakened demand and resulted in higher than normal storage levels. Spot natural gas prices at AECO for the third quarter of 2006 decreased by $0.29 per mcf or 5 percent from the prior quarter to average $5.73 per mcf. AECO natural gas prices for 2007 are currently in excess of $7.80 per mcf as of November 10, 2006.

Crude Oil

International crude oil prices remained strong with the benchmark West Texas Intermediate (WTI) price averaging US$70.48 per barrel in the third quarter of 2006, a decrease of US$0.22 per barrel over the prior quarter. Oil prices reached near record highs in 2006 with continued high demand for crude oil and refined products and political instability in the Middle East. The Edmonton par price for light sweet crude oil remained strong year-over-year, slightly underperforming WTI, due to a well-supplied crude oil market in Canada and the strengthening of the Canadian dollar relative to the US dollar. WTI oil for 2007 is approximately US$65.00 per barrel as of November 10, 2006.

Canadian Bow River heavy oil differentials to Edmonton Par light oil prices remained relatively narrow as demand in the asphalt and residual fuel markets exceeded the normal seasonal demand increase.

Average Sales Prices Received

	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change

Natural gas ($/mcf)	$5.97	$8.88	(33)	$6.65	$7.72	(14)
Risk management ($/mcf)	1.07	—	—	0.78	0.08	875
Natural gas net ($/mcf)	7.04	8.88	(21)	7.43	7.80	(5)

Light oil and liquids ($/bbl)	70.25	70.94	(1)	68.40	62.02	10
Risk management ($/bbl)	(1.97)	—	—	(1.45)	—	—
Light oil and liquids net ($/bbl)	68.28	70.94	(4)	66.95	62.02	8

Conventional heavy oil ($/bbl)	52.20	48.60	7	45.15	35.97	26

Weighted average ($/boe)	51.33	58.27	(12)	50.70	49.57	2
Risk management ($/boe)	2.23	—	—	1.68	0.24	600
Weighted average net ($/boe)	$53.56	$58.27	(8)	$52.38	$49.81	5

Operating Netbacks

	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change
Natural gas
MMCF per day	359.1	289.0	24	298.3	291.3	2
Operating netback ($ per mcf):
Sales price	$5.97	$8.88	(33)	$6.65	$7.72	(14)
Hedging gain	1.07	—	—	0.78	0.08	875
Royalties	1.28	1.83	(30)	1.47	1.60	(8)
Operating costs	1.00	0.93	8	0.97	0.84	15
Transportation	0.23	0.21	10	0.22	0.21	5
Netback	$4.53	$5.91	(23)	$4.77	$5.15	(7)
Light oil and NGL
Barrels per day	48,029	33,101	45	36,576	33,106	10
Operating netback ($ per bbl):
Sales price	$70.25	$70.94	(1)	$68.40	$62.02	10
Hedging loss	(1.97)	—	—	(1.45)	—	—
Royalties	11.07	11.25	(2)	10.65	9.73	9
Operating costs	16.31	14.01	16	16.00	14.18	13
Netback	$40.90	$45.68	(10)	$40.30	$38.11	6
Conventional heavy oil
Barrels per day	21,186	18,533	14	20,166	18,697	8
Operating netback ($ per bbl):
Sales price	$52.20	$48.60	7	$45.15	$35.97	26
Royalties	7.50	7.13	5	6.91	5.32	30
Operating costs	10.93	9.58	14	10.97	9.19	19
Transportation	0.07	0.08	(13)	0.08	0.08	—
Netback	$33.70	$31.81	6	$27.19	$21.38	27
Total Liquids
Barrels per day	69,215	51,634	34	56,742	51,803	10
Operating netback ($ per bbl):
Sales price	$64.73	$62.92	3	$60.14	$52.62	14
Hedging loss	(1.36)	—	—	(0.93)	—	—
Royalties	9.98	9.77	2	9.32	8.14	14
Operating costs	14.66	12.42	18	14.21	12.38	15
Transportation	0.02	0.03	(33)	0.03	0.03	—
Netback	$38.71	$40.70	(5)	$35.65	$32.07	11
Combined totals
Barrels of oil equivalent(1)
Daily production	129,059	99,802	29	106,457	100,346	6
Operating netback ($ per boe):
Sales price	$51.33	$58.27	(12)	$50.70	$49.57	2
Hedging gain	2.23	—	—	1.68	0.24	600
Royalties	8.90	10.36	(14)	9.10	8.83	3
Operating costs	10.64	9.11	17	10.30	8.84	17
Transportation	0.64	0.60	7	0.63	0.62	2
Netback	$33.38	$38.20	(13)	$32.35	$31.52	3

(1)             Boe or barrels of oil equivalent are based on six mcf of natural gas equals one barrel of oil (6:1).

Production Revenues

Production revenues consisted of the following:

	Three months ended September 30			Nine months ended September 30
($ millions)	2006	2005	% change	2006	2005	% change
Natural gas	$232.6	$236.0	(1)	$605.3	$620.4	(2)
Light oil and liquids	301.7	216.1	40	668.5	560.5	19
Conventional heavy oil	101.7	82.9	23	248.6	183.6	35
Total	$636.0	$535.0	19	$1,522.4	$1,364.5	12

The increase in revenue resulted from higher volumes due to the Petrofund merger partially offset by lower natural gas prices.

Increases (Decreases) in Production Revenues

($ millions)
Gross revenues — January 1 to September 30, 2005	$1,364.5
Increase in light oil and NGL production	58.7
Increase in light oil and NGL prices (including realized hedging activities)	49.3
Increase in conventional heavy oil production	14.4
Increase in conventional heavy oil prices	50.5
Increase in natural gas production	15.0
Decrease in natural gas prices (including realized hedging activities)	(30.0)
Gross revenues — January 1 to September 30, 2006	$1,522.4

Royalties

	Three months ended September 30			Nine months ended September 30
	2006	2005	% change	2006	2005	% change
Royalties ($ millions)	$105.2	$95.1	11	$264.3	$241.9	9
Average royalty rate (%)	17	18	(6)	17	18	(6)
$/boe	$8.90	$10.36	(14)	$9.10	$8.83	3

Royalties, as a percentage of oil and natural gas revenue, decreased in the quarter due to realized hedging gains. The Petrofund properties acquired in June 2006 have higher average royalty rates than Penn West’s historical properties due to the royalty structure of the properties.

Expenses

	Three months ended September 30			Nine months ended September 30
($ millions)	2006	2005	% change	2006	2005	% change
Operating	$126.3	$83.6	51	$299.4	$242.1	24
Transportation	7.6	5.5	38	18.4	17.0	8
Financing	16.7	6.5	157	31.5	16.3	93
Equity-based compensation	$2.8	$1.6	75	$8.2	$73.8	(89)

	Three months ended September 30			Nine months ended September 30
($ per boe)	2006	2005	% change	2006	2005	% change
Operating	$10.64	$9.11	17	$10.30	$8.84	17
Transportation	0.64	0.60	7	0.63	0.62	2
Financing	1.41	0.71	99	1.09	0.60	82
Equity-based compensation	$0.23	$0.18	28	$0.28	$2.69	(90)

Operating

Higher costs for supplies, materials, electricity and labour accounted for a significant portion of the increases in operating costs. The merger with Petrofund, that added high quality assets with current operating costs in excess of $12.00 per boe, contributed to the remainder of the increase.

Compared to the second quarter of 2006, operating costs per producing boe increased by 4 percent approximately consistent with relative production levels.

High levels of industry activity, in response to relatively high commodity price levels continue to result in strong demand for oilfield services and labour that continued to put upward pressure on costs in the third quarter of 2006. In addition, higher energy costs have translated into higher utility, chemical and trucking costs. A higher proportion of liquids production combined with base production declines and interruptions also contributed to higher per unit operating costs.

Financing

Penn West uses short-term money market instruments to realize the lower interest rates at the shorter end of the yield curve.  The increase in interest expense was due to both an increase in the average outstanding debt balance and the increases in short-term interest rates. The average prime interest rate increased to 6.0 percent for the third quarter of 2006 from an average of 4.3 percent in the same quarter of 2005.

Interest and other financing costs for the nine months ended September 30, 2006 increased to $31.5 million in 2006 compared to $16.3 million in 2005, which also reflects an increase in the average loan balance outstanding in 2006 and an increase in the average interest rate. The increased average loan balance was principally due to the bank debt of $610 million assumed in the Petrofund merger that included the $1.00 per unit special distribution paid to Petrofund unitholders on closing.

Equity-Based Compensation

In connection with the trust conversion on May 31, 2005, Penn West implemented a trust unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued determined using the Binomial Lattice option-pricing model. The resulting fair value is expensed over the remaining vesting periods on a straight-line basis. Prior to the trust conversion, the Company had a stock option plan with a cash settlement alternative and equity-based compensation was recorded based on changes in the intrinsic value of the vested and a portion of the unvested stock options of the plan.

General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2006	2005	% change	2006	2005	% change
Gross	$17.3	$10.3	68	$42.8	$33.7	27
Per boe	1.46	1.12	30	1.47	1.23	20
Net	10.5	5.2	102	24.6	16.4	50
Per boe	$0.88	$0.56	57	$0.85	$0.60	42

Increases in total and per boe general and administrative costs in 2006 were due to higher staff levels partly due to the Petrofund merger in June 2006 and higher compensation costs. Strong industry activity continues to put pressure on the cost of hiring, compensating and retaining employees and consultants. Increasing costs related to regulatory compliance also contributed to the increases.

Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2006	2005	% change	2006	2005	% change
Capital	$4.1	$4.2	(2)	$10.7	$10.5	2
Current income	—	—	—	—	54.1	—
Future income (recovery)	20.4	35.1	(42)	(84.3)	49.5	(270)
	$24.5	$39.3	(38)	$(73.6)	$114.1	(164)

Capital taxes recorded in 2006 were higher than in 2005 due to higher revenues subject to the Saskatchewan resource surcharge offset partially by the enactment of the elimination of the federal large corporations tax and reductions to the Saskatchewan resource surcharge rate.

In the second quarter of 2006, Penn West recorded $74 million of future income tax recoveries to reflect corporate tax rate reductions substantively enacted by the Federal, Alberta and Saskatchewan Governments.

Under Penn West’s current structure, the operating entities make interest and royalty payments to Penn West, transferring taxable income to the Trust to eliminate their income taxes. Under the terms of its Trust indenture, Penn West is required to distribute all of its taxable income to the unitholders. In the event that Penn West has undistributed taxable income in a taxation year, an additional special taxable distribution, subject to any withholding taxes, would be required.

Depletion, Depreciation and Accretion

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2006	2005	% change	2006	2005	% change
Depletion of oil & gas assets(1)	$207.9	$102.5	103	$418.8	$305.8	37
Accretion of asset retirement obligation(2)	9.8	6.5	52	21.3	16.8	27
Total DD&A	217.7	109.0	100	440.1	322.6	36
DD&A expense per boe	$18.33	$11.88	54	$15.14	$11.78	29

(1)    Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment balance and is being depleted over the life of the proved reserves.

(2) Represents the accretion expense on the asset retirement obligation during the period.

The higher depletion, depreciation and accretion (“DD&A”) expense is due to the Petrofund merger in June 2006 for which the Trust recorded a higher proportionate cost per barrel of proved reserves for the acquired properties compared to the existing Penn West properties.  The merger was accounted for as a purchase of Petrofund by Penn West with the purchase price allocated to the fair value of identifiable oil and natural gas assets, liabilities and goodwill.  The allocation to oil and natural gas assets increased Penn West’s consolidated depletion base.

Foreign Exchange

For the period ended September 30, 2006, Penn West had no US dollar denominated debt. During the nine months ended September 30, 2005, the Company realized a foreign exchange gain of $85.8 million on the conversion of US denominated debt to Canadian dollars.

Cash Flow and Net Income

	Three months ended September 30			Nine months ended September 30
($ millions, except per unit amounts)	2006	2005	% change	2006	2005	% change
Cash flow	$365.6	$334.9	9	$873.5	$852.0	3
Basic per unit	1.55	2.06	(25)	4.63	5.25	(12)
Diluted per unit	1.53	2.04	(25)	4.56	5.11	(11)

Net income	177.8	209.5	(15)	542.7	336.1	61
Basic per unit	0.66	1.29	(49)	2.88	2.07	39
Diluted per unit	$0.65	$1.27	(49)	$2.83	$2.02	40

Higher cash flow realized in the 2006 periods, compared to 2005, primarily resulted from higher oil prices and production in 2006 partially offset by realized foreign exchange gains and higher natural gas prices in 2005.

The increase in net income for the first nine months of 2006 compared to the 2005 period resulted primarily from higher commodity prices, production and future income tax recoveries in 2006, and the stock-based compensation charge taken in 2005 to account for the cancellation of the former stock option plan. Third quarter 2006 net income reflects higher depletion, depreciation and accretion charges that resulted from the Petrofund merger.

Goodwill

The goodwill balance of $632.3 million resulted from the merger with Petrofund in June 2006. The Trust has determined that there was no goodwill impairment as of September 30, 2006.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
($ millions)	2006	2005	2006	2005
Property (dispositions) acquisitions, net	$0.2	$53.5	$(5.3)	$85.5
Land acquisition and retention	0.5	2.6	19.0	9.8
Drilling and completions	80.3	45.5	231.3	214.7
Facilities and well equipping	72.0	44.3	166.7	126.5
Geological and geophysical	0.4	1.3	2.6	6.7
CO2 pilot costs	0.7	1.6	2.6	6.2
Administrative	0.6	0.5	1.6	1.0
Capital expenditures	154.7	149.3	418.5	450.4

Petrofund merger	(38.0)	—	3,323.3	—

Total expenditures	$116.7	$149.3	$3,741.8	$450.4

The Trust drilled 88 net wells in the third quarter resulting in 29 net natural gas wells and 56 net oil wells with a success rate of 97 percent. Drilling activities were focused in the Central and Plains areas.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot, including injectants, for which no reserves have been booked.

On June 30, 2006, Penn West merged with Petrofund pursuant to a Plan of Arrangement. The fair value of identifiable assets acquired of $3.3 billion was added to property, plant and equipment and $0.6 billion was added to goodwill. For details of the purchase allocation, please refer to note 3 of the unaudited interim consolidated financial statements.

Our farmout program is ongoing and to date 215 wells have been drilled on Penn West lands, including re-completions and re-entries, by independent operators who incur drilling, completions and other capital costs pursuant to farm out agreements. In the third quarter of 2006, 58 wells were drilled on our lands bringing the total for 2006 to 112 wells.

Business Risks

Market Risk Management

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk and foreign currency risk. From time to time, Penn West attempts to minimize exposure to these risks using financial instruments.

Commodity Price Risk

Penn West has substantial exposure to commodity price fluctuations. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors and storage levels influence natural gas prices. Pursuant to its policies, Penn West may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecasted sales volumes, net of royalties, for a two-year period.

For a current summary of all outstanding oil and natural gas hedging contracts, please refer to our website at www.pennwest.com. For details of the financial instruments outstanding on September 30, 2006, see note 9 to the unaudited interim consolidated financial statements.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of Penn West’s receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, Penn West transacts only with organizations with high credit ratings and by obtaining security in certain circumstances.

Interest Rate Risk

Penn West maintains its debt in floating-rate bank facilities resulting in exposure to fluctuations in short-term interest rates. From time to time, Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. In the second quarter of 2006, Penn West entered interest rate swaps that fix the interest rate for two years at 4.36 percent on $100 million of bank debt.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to, or denominated in, US dollars thus realized oil prices may be impacted by CAD/USD exchange rates. When considered appropriate, Penn West may use financial instruments to fix or collar future exchange rates. At September 30, 2006, Penn West had no financial instruments outstanding related to foreign exchange rates.

Liquidity and Capital Resources

Capitalization

	September 30, 2006		December 31, 2005
($ millions)		%		%
Trust units issued, at market	$9,662	88.0	$6,203	90.3
Bank loan — long term	1,152	10.5	542	7.9
Working capital deficiency(1)	162	1.5	127	1.8
Total enterprise value	$10,976	100.0	$6,872	100.0

(1) Current assets minus current liabilities

On June 30, 2006, Penn West issued 70.7 million trust units on the close of the Petrofund merger. During the first nine months of 2006, 1.7 million units were issued under the Distribution Re-investment and Optional Purchase Plan, 0.4 million units were issued under the Trust Unit Rights Incentive Plan and 0.2 million units were issued under the Trust Unit Savings Plan.

Penn West units commenced trading on the New York Stock Exchange on June 22, 2006 under the ticker symbol “PWE”.

Distributions to unitholders and the capital program in the first nine months of 2006 were funded using internally generated cash flow. During the first nine months of 2006, Penn West paid distributions of $540.5 million compared to distributions of $127.3 million and dividends of $17.5 million in the same period of 2005.

Under the terms of its current trust indenture, Penn West is required to distribute all of its taxable income to unitholders. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors.  To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, less withholding taxes, and an amount equal to such a distribution would be allocated to the unitholders as a taxable distribution.

The philosophy of Penn West is to retire approximately 10 percent of its opening asset retirement obligations annually from cash flow. Due to the extent of its environmental programs, Penn West believes little or no benefit would result from the initiation of a reclamation fund.  Penn West believes its program is sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow would be required to fund environmental expenditures.

Reconciliation of Cash Flow to Distributions

($ millions, except indicators and per unit amounts)	Three months ended September 30, 2006	Nine months ended September 30, 2006

Cash flow from operating activities	$418.8	$845.2
Increase in non-cash working capital	(61.3)	10.7
Asset retirement expenditures	8.1	17.6
Cash flow	365.6	873.5
Capital expenditures	(154.7)	(418.5)
Asset retirement expenditures	(8.1)	(17.6)
Issue of trust units(1) and change in working capital	162.4	132.9
Change in debt	(124.5)	—
Cash distributions declared	240.7	570.3
Accumulated cash distributions, beginning of period	651.1	321.5

Accumulated cash distributions, end of period	$891.8	$891.8

Net income	$177.8	$542.7

Distributions declared as a percentage of net income	135%	105%
Distributions declared as a percentage of cash flow	66%	65%
Distributions declared per unit	$1.02	$3.03

(1)             Represents the proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

Penn West strives to fund its distributions and capital programs principally from cash flow with capital programs representing approximately 40% to 50% of cash flow and believes that proceeds from its Distribution Re-investment and Optional Purchase Plan should generally be used to fund capital expenditures of a longer-term nature.

Bank debt at September 30, 2006 was $1,152.4 million compared to $542.0 million at December 31, 2005 and $778.2 million at September 30, 2005. In the third quarter of 2006, Penn West’s wholly owned subsidiary, Penn West Petroleum Ltd., (the “Company”) amended its unsecured, extendible, 3-year revolving syndicated credit facility.  The amended credit facility has an aggregate borrowing limit of $1,800 million plus a $100 million swing line facility with stamping fees ranging from 60 to 115 basis points and standby fees ranging from 12.5 to 22.5 basis points depending on the Company’s consolidated ratio of bank debt to earnings before interest, taxes and depreciation and depletion (“EBITDA”). In addition, the termination date was extended to August 25, 2009.

In connection with the Petrofund merger, the Company entered into a $650 million bridge facility and borrowed $610 million on June 30, 2006 to retire Petrofund’s bank debt. The bridge facility was re-paid from the proceeds of the re-syndication of the credit facility on August 25, 2006. The Company is in compliance with all of the financial covenants under the credit facility that are as follows:

•                  Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be less than 4:1;

•                  Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

Financial Instruments

Penn West currently has WTI crude oil collars on approximately 26,000 barrels per day to December 31, 2007 and 10,000 barrels per day for the period January 2008 to June 2008. The collars on the 26,000 barrels per day to December 2007 have an average floor price of US$56.12 per barrel and an average ceiling price of US$83.5 per barrel. The 2008 WTI crude oil collars have an average floor price of US$60.00 per barrel and an average ceiling price of US$94.55 per barrel. In addition, Penn West has AECO natural gas collars on approximately 49 mmcf per day to the end of 2006 with an average floor price of $9.12 per mcf and an average ceiling price of $15.78 per mcf and approximately 10 mmcf per day for the first quarter of 2007 with an average floor price of $9.18 per mcf and an average ceiling price of $12.85 per mcf. Penn West also has AECO floors on 18.5 mmcf/day for the month of October 2006 with a floor of $8.87 per mcf.

In the second quarter of 2006, Penn West entered interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on $100 million of bank debt.

Other financial instruments outstanding at September 30, 2006 are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 9 to the unaudited interim consolidated financial statements. Refer to Penn West’s website at www.pennwest.com for details of financial instruments currently outstanding.

Outlook

With Petrofund’s production included from July 1, 2006 forward, Penn West expects to report 2006 cash flow of approximately $1.2 billion based on current average 2006 prices of WTI US$66.40 per barrel for oil and CAD$7.27 per mcf for natural gas. Penn West, with Petrofund’s capital programs included from July 1, 2006 forward, expects to report 2006 capital expenditures of approximately $600 million.  Penn West is budgeting capital programs totalling between $550 and $600 million for 2007, including the drilling of 220 to 250 net wells.  Using an average WTI US$62.50 and an average $7.50 AECO natural gas price, Penn West is forecasting 2007 cash flow between $1.3 and $1.4 billion on average production of between 127,000 and 132,000 barrels of oil equivalent per day.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on 2006 financial results, excluding hedging impacts and with the impact of the Petrofund merger reflected from July 1, 2006 and subsequent are outlined in the table below.

($ millions, except per unit amounts) Change of:	Impact on cash flow(1)	Impact on net income(1)
$1.00 CAD per barrel of liquids price	18.6	12.5
Per trust unit, basic	0.09	0.06
1,000 barrels per day in liquids production	14.7	6.1
Per trust unit, basic	0.07	0.03
$0.10 CAD per mcf of natural gas price	8.8	6.0
Per trust unit, basic	0.04	0.03
10 mmcf per day in natural gas production	16.7	4.9
Per trust unit, basic	0.08	0.02
One percent change in effective interest rate	9.2	5.7
Per trust unit, basic	0.05	0.03
$0.01 in $CAD/$USD exchange rate	22.6	15.3
Per trust unit, basic	0.11	0.08

(1)             The impact on cash flow and net income is computed based on 2006 forecast commodity prices and production volumes reflecting the Petrofund merger effective from July 1, 2006 forward. The impact on net income assumes that the distribution levels are not adjusted for changes in cash flow thus changing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2006	2007	2008	2009	2010	Thereafter
Transportation	$5.0	$16.3	$7.6	$3.4	$1.3	$—
Transportation ($US)	0.8	1.7	1.6	1.6	1.6	7.7
Electricity	1.7	4.4	3.6	3.6	3.6	6.5
Drilling rigs	1.9	5.5	6.1	—	—	—
Purchase Obligations(1)	3.8	13.2	13.3	13.3	13.3	67.6
Office lease	$2.4	$8.8	$8.5	$8.2	$5.9	$24.7

(1)             These amounts represent estimated commitments of $98.8 million for CO2 purchases and $25.7 million for processing fees related to interests in the Weyburn Unit.

Equity Instruments

Trust units issued:
As at September 30, 2006	236,242,934
Issued on exercise of trust unit rights	5,900
Issued to employee savings plan	28,205
Issued pursuant to distribution re-investment plan	315,358
As at November 13, 2006	236,592,397

Trust unit rights outstanding:
As at September 30, 2006	10,557,550
Granted	255,500
Exercised	(5,900)
Forfeited	(54,500)
As at November 13, 2006	10,752,650

Evaluation of Disclosure Controls

Penn West maintains a Disclosure Committee (the “Committee”) that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee includes select members of senior management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. At the end of the period covered by this report, under the supervision of the Committee, the design and operating effectiveness of Penn West’s disclosure controls and procedures were determined to be effective to ensure that any material, or potentially material, information is made known to a member of the Committee and is appropriately considered for disclosure to the public.

Penn West became a registrant of the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange in June 2006.  As a 2006 applicant, Penn West is not required to certify or obtain auditor attestation of the effective design and operating effectiveness of its internal controls over financial reporting until it files its 2007 year-end audited financial statements.

Accounting Changes and Pronouncements

Financial Instruments, Other Comprehensive Income

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments designated as hedges will generally be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in income of the period. As Penn West elected to account for its financial instruments using the fair value method on July 1, 2005, this pronouncement is not expected to impact reported future net income or loss.

Non-Monetary transactions

Effective January 1, 2006, this accounting pronouncement requires that non-monetary transactions be measured at fair value unless certain conditions apply. This pronouncement did not impact Penn West’s reported results.

Related Party Transactions

Penn West paid $2.6 million (2005 — $2.1 million) of legal fees to a law firm where a partner is also a director of Penn West.

Off Balance Sheet Financing

Penn West has off balance sheet financing arrangements consisting of operating leases. The details of the operating lease payments are summarized on the previous page under “Commitments”.

Critical Accounting Estimates

Goodwill

In accordance with Section 1581 of the CICA handbook, goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized, however, must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value. Any impairment must be charged to net income or loss in the period the impairment occurs. Penn West determined there was no goodwill impairment as at September 30, 2006.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to the following: the quantity and recoverability of Penn West’s oil and natural gas reserves; the timing and amount of future production; prices for oil, natural gas and natural gas liquids produced; business strategies (including risk management strategies) and plans of management; capital expenditure levels and the timing of making certain capital expenditures; the intended method of funding distributions and capital expenditures; the intended use of proceeds received under the Distribution Reinvestment and Optional Purchase Plan; our expected cash flow; the effect on our business of proposed changes to the Canadian tax rules applicable to us; drilling plans for the Peace River Oil Sands; strategy for complying with environmental regulations; and the number of wells to be drilled in the Peace River Oil Sands in 2006 and the daily production target by year end.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things:  future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions paid by Penn West; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.  Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things:  volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and gas operations; uncertainties associated with estimating reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Penn West Energy Trust

Consolidated Balance Sheets

($ millions, unaudited)	As at September 30, 2006	As at December 31, 2005

Assets
Current
Accounts receivable	$236.4	$214.4
Risk management (note 9)	43.8	8.5
Other	60.1	29.0
	340.3	251.9
Property, plant and equipment (note 4)	7,039.4	3,715.2
Goodwill (note 2)	632.3	—
	7,671.7	3,715.2
	$8,012.0	$3,967.1

Liabilities and Unitholders’ equity
Current
Accounts payable and accrued liabilities	$403.0	$304.1
Taxes payable	14.3	11.8
Distributions payable	80.3	50.6
Deferred gain on financial instruments (note 9)	5.1	11.9
	502.7	378.4
Bank loan (note 5)	1,152.4	542.0
Asset retirement obligations (note 6)	271.6	192.4
Future income taxes	812.8	682.1
	2,236.8	1,416.5
Unitholders’ equity
Unitholders’ capital (note 7)	3,681.1	561.0
Contributed surplus (note 7)	13.3	5.5
Retained earnings	1,578.1	1,605.7
	5,272.5	2,172.2
	$8,012.0	$3,967.1

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

	Three months ended September 30		Nine months ended September 30
($ millions, except per unit amounts, unaudited)	2006	2005	2006	2005

Revenues
Oil and natural gas	$636.0	$535.0	$1,522.4	$1,364.5
Royalties	(105.2)	(95.1)	(264.3)	(241.9)
Risk management (note 9)	52.1	—	38.0	—
	582.9	439.9	1,296.1	1,122.6

Expenses
Operating	126.3	83.6	299.4	242.1
Transportation	7.6	5.5	18.4	17.0
General and administrative	10.5	5.2	24.6	16.4
Financing	16.7	6.5	31.5	16.3
Depletion, depreciation and accretion (note 4)	217.7	109.0	440.1	322.6
Equity-based compensation (note 8)	2.8	1.6	8.2	73.8
Foreign exchange loss	—	—	—	4.5
Risk management activities (note 9)	(1.0)	(20.3)	4.8	(20.3)
	380.6	191.1	827.0	672.4
Income before taxes	202.3	248.8	469.1	450.2

Taxes
Capital	4.1	4.2	10.7	10.5
Current income	—	—	—	54.1
Future income (recovery) expense	20.4	35.1	(84.3)	49.5
	24.5	39.3	(73.6)	114.1

Net income	$177.8	$209.5	$542.7	$336.1

Retained earnings, beginning of period	$1,641.0	$1,430.8	$1,605.7	$1,393.7
Net income	177.8	209.5	542.7	336.1
Trust conversion costs	—	—	—	(36.3)
Distributions declared	(240.7)	(127.3)	(570.3)	(169.7)
Dividends declared	—	—	—	(10.8)
Retained earnings, end of period	$1,578.1	$1,513.0	$1,578.1	$1,513.0

Net income per unit
Basic	$0.66	$1.29	$2.88	$2.07
Diluted	$0.65	$1.27	$2.83	$2.02

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
($ millions, unaudited)	2006	2005	2006	2005

Operating activities
Net income	$177.8	$209.5	$542.7	$336.1
Depletion, depreciation and accretion (note 4)	217.7	109.0	440.1	3322.6
Future income tax (recovery) expense	20.4	35.1	(84.3)	49.5
Unrealized foreign exchange loss	—	—	—	4.5
Equity-based compensation (note 8)	2.8	1.6	8.2	73.8
Risk management (note 9)	(53.1)	(20.3)	(33.2)	(20.3)
Payments for surrendered options	—	—	—	(141.6)
Asset retirement expenditures	(8.1)	(6.1)	(17.6)	(16.3)
Change in non-cash working capital	61.3	(85.6)	(10.7)	(44.2)
	418.8	243.2	845.2	564.1

Investing activities
Additions to property, plant and equipment, net	(154.7)	(149.3)	(418.5)	(450.4)
Petrofund merger costs	3.7	—	(29.0)	—
Change in non-cash working capital	37.0	(2.1)	40.0	(78.2)
	(114.0)	(151.4)	(407.5)	(528.6)

Financing activities
Increase (decrease) in bank loan	(124.5)	202.3	—	184.8
Issue of equity	35.9	2.5	87.3	21.3
Distributions/dividends paid	(216.2)	(127.3)	(540.5)	(144.8)
Trust conversion costs	—	—	—	(36.3)
Realized foreign exchange gain	—	—	—	85.8
Settlement of future income tax liabilities on trust conversion	—	—	15.5	(146.3)
Change in non-cash working capital	—	(169.3)	—	—
	(304.8)	(91.8)	(437.7)	(35.5)

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	$—	$—	$—	$—

Interest paid	$15.9	$6.6	$29.9	$16.6
Income and capital taxes paid	$0.9	$207.9	$7.7	$225.8

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Interim Consolidated Financial Statements
($ millions, except unit, per unit amounts and percentages, unaudited)

1.  Structure of Penn West

On May 31, 2005, Penn West Petroleum Ltd. (the “Company”) was reorganized into Penn West Energy Trust (“Penn West”) under a plan of arrangement (the “Trust Conversion”) entered into by Penn West and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”.

Penn West is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100% of the common shares and units, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is currently required to make distributions to unitholders in amounts equal to or greater than its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses.

2. Significant accounting policies and basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2005. These financial statements should accordingly be read in conjunction with Penn West’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if Penn West historically carried on the business of the Company prior to the Trust Conversion. Prior to the Trust Conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Trust Conversion, the consolidated financial statements include the accounts of Penn West, its subsidiaries and partnerships.

Petrofund Merger

The business combination of Penn West and Petrofund Energy Trust (“Petrofund”) was accounted for using the purchase method of accounting with Penn West acquiring Petrofund effective June 30, 2006.

Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis or more frequently if circumstances occur that would likely cause an impairment.

The impairment test consists of two steps. First, the fair value of the reporting unit is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the reporting unit as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

3. Merger

Penn West and Petrofund merged effective June 30, 2006 pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Petrofund unitholders received 0.6 of a Penn West unit for each Petrofund unit exchanged and a special distribution of $1.10 per unit that included $0.10 per unit to align the distribution dates of the trusts. The merger was accounted for as an acquisition of Petrofund by Penn West using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows, and is subject to change upon the final determination of fair values.

Purchase Price
70.7 million Penn West Trust Units issued	$3,032.4
Transaction costs	29.0
$3,061.4

Allocation of the Purchase Price
Property, plant and equipment	$3,323.3
Working capital (deficiency)	(10.0)
Bank loan	(610.4)
Future income taxes	(199.5)
Asset retirement obligations	(74.3)
Goodwill	632.3
$3,061.4

The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. If the merger had occurred on January 1, 2006 Penn West would have realized the following pro forma results for the nine months ended September 30, 2006.

Revenue	$1,918
Net income	599
Basic per unit	2.55
Diluted per unit	$2.51

4.  Property, plant and equipment

	September 30, 2006	December 31, 2005
Oil and natural gas properties, including production and processing equipment	$9,451.7	$5,710.4
Other	15.7	14.0
	9,467.4	5,724.4
Accumulated depletion and depreciation	(2,428.0)	(2,009.2)
Net book value	$7,039.4	$3,715.2

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized.

An impairment test was performed on Penn West’s oil and natural gas property interests at September 30, 2006. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of Penn West’s oil and natural gas property interests and the cost of its unproved properties.

5. Bank loan

	September 30, 2006	December 31, 2005
Bankers’ acceptances and prime rate loans	$1,152.4	$542.0

As at September 30, 2006, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $1,800 million plus a $100 million swing line facility both of which expire on August 25, 2009. The credit facility contains provisions for stamping fees on Bankers’ Acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

Letters of credit totalling $0.4 million (2005 - $9 million) were outstanding on September 30, 2006 that reduced the amount otherwise available to be drawn on the swing line facility.

As at September 30, 2006, there was $1,153 million outstanding under the syndicated credit facility (December 31, 2005 - $542 million) with $747 million available to finance future activities.

6. Asset retirement obligations

The total uninflated and undiscounted amount to settle Penn West’s asset retirement obligations at September 30, 2006 was $1,077 million (December 31, 2005 - $777 million). The asset retirement obligation was determined by applying an inflation factor of 1.7 percent (2005 — 1.5 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (2005 — 7.5 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 22 years. The obligations will be funded from future cash flows from operating activities.

Changes to asset retirement obligations were as follows:

	2006	2005
Asset retirement obligations at January 1,	$192.4	$180.7
Liabilities incurred during the period	1.2	15.5
Liabilities settled during the period	(17.6)	(16.3)
Petrofund liabilities acquired in the period	74.3	—
Accretion charges	21.3	16.8
Asset retirement obligations at September 30,	$271.6	$196.7

7. Unitholders’ equity

Unitholders’ capital	Units	Amount
Issued to settlor for cash, April 22, 2005	1,250	$—
Exchanged for Penn West shares, May 31, 2005	163,137,018	556.1
Issued to employee trust unit savings plan	151,745	4.9
Balance, December 31, 2005	163,290,013	561.0
Issued on exercise of trust unit rights	386,950	9.9
Issued to employee trust unit savings plan	205,546	8.8
Issued to distribution reinvestment plan	1,687,288	69.0
Issued on Petrofund merger	70,673,137	3,032.4
Balance, September 30, 2006	236,242,934	$3,681.1

Contributed surplus	September 30, 2006	December 31, 2005
Balance, beginning of period	$5.5	$—
Unit-based compensation expense	8.2	5.5
Net benefit on rights exercised(1)	(0.4)	—
Balance, end of period	$13.3	$5.5

(1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders capital.

Units Outstanding	Three months ended September 30			Nine months ended September 30
(millions of units)	2006	2005	% change	2006	2005	% change
Weighted average:

Basic	236.1	163.2	45	188.6	162.4	16
Diluted	239.0	167.5	43	191.5	166.8	15
Outstanding: (as at September 30)

Basic				236.2	163.2	45
Basic plus trust unit rights				246.8	170.8	44

8. Equity-based compensation

Trust unit rights incentive plan

Pursuant to the Trust Conversion in May 2005, Penn West implemented a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed ten percent of the aggregate number of issued and outstanding trust units of Penn West. Unit right exercise prices are administrated to be equal to the market price of the trust units for the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all monthly distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan vest over a five-year period and expire six years after the date of the grant.

	Nine months ended September 30, 2006		Year ended December 31, 2005
Trust unit rights	Number of unit rights	Weighted average exercise price	Number of unit rights	Weighted average exercise price
Outstanding, beginning of period	9,447,625	$28.45	—	$—
Granted	2,384,250	41.25	10,045,325	29.73
Exercised	(386,950)	24.64	—	—
Forfeited	(887,375)	34.87	(597,700)	28.46
Balance before reduction of exercise price	10,557,550	30.66	9,447,625	29.81
Reduction of exercise price for distributions paid	—	(2.43)	—	(1.36)
Outstanding, end of period	10,557,550	$28.23	9,447,625	$28.45
Exercisable, end of period	1,086,100	$23.99	—	$—

Penn West recorded compensation expense of $8.2 million (2005 - $73.8 million) for the nine months ended September 30, 2006. Compensation expense subsequent to the Trust Conversion is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Three months ended September 30	2006
Average fair value of trust unit rights granted (per unit)	$8.91
Expected life of trust unit rights (years)	4.5
Expected volatility (average)	25.0%
Risk free rate of return (average)	4.1%
Distribution yield	10.0%

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. Penn West matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and Penn West contribution are used to acquire Penn West trust units.  These trust units may be issued from treasury at the five-day weighted average month-end market price or purchased in the open market.

9. Financial instruments

Effective July 1, 2005, Penn West elected to discontinue the designation of financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the transitional accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and is being realized into income over the remaining life of the contracts. Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments no longer designated as effective accounting hedges:

Risk management	September 30, 2006
Balance, December 31, 2005	$8.5
Unrealized gain on financial instruments:
Commodities	46.6
Electricity contracts	(11.0)
Interest rate swaps	(0.3)
Fair value, end of period	$43.8
Deferred gain on financial instruments
Balance, December 31, 2005	$(11.9)
Amortization	6.8
Ending balance	$(5.1)

Penn West had the following financial instruments outstanding as at September 30, 2006:

	Notional Volume	Remaining Term	Pricing		Market Value
Crude Oil
WTI Costless Collars	26,000 bbls/d	Oct/06 – Dec/06	$	US 49.23 to $70.33/bbl	$(2.4)
WTI Costless Collars	3,000 bbls/d	Jan/07 – Mar/07	$	US 56.67 to $84.28/bbl	0.2
WTI Costless Collars	1,000 bbls/d	Jan/07 – Jun/07	$	US 60.00 to $73.10/bbl	(0.1)
WTI Costless Collars	1,000 bbls/d	Apr/07 – Jun/07	$	US 60.00 to $80.00/bbl	0.1
WTI Costless Collars	25,000 bbls/d	Jan/07 – Dec/07	$	US 56.00 to $83.80/bbl	8.0
WTI Costless Collars	10,000 bbls/d	Jan/08 – Jun/08	$	US 60.00 to $94.55/bbl	5.1
Natural Gas
AECO Costless Collars	83,300 mcf/d	Oct/06		$8.80 to $15.30/mcf	10.4
AECO Floors	18,500 mcf/d	Oct/06		$8.87/mcf	2.9
AECO Costless Collars	13,900 mcf/d	Oct/06 – Dec/06		$9.26 to $17.40/mcf	4.5
AECO Costless Collars	9,960 mcf/d	Nov/06 – Mar/07		$9.18 to $12.85/mcf	3.2
Electricity
Alberta Power Pool Swaps	60 MW	2006		$49.27/MWh	3.2
Alberta Power Pool Swaps	67 MW	2007		$49.55/MWh	8.9
Alberta Power Pool Swaps	2 MW	2008		$57.00/MWh	0.1

Interest Rate Swaps	$100.0	Oct/06 – Mar/08	4.356%		(0.3)

Total					$43.8

10. Income taxes

In the second quarter of 2006, a $74 million future income tax rate recovery was recorded to reflect corporate income tax rate reductions substantively enacted by the Federal, Alberta and Saskatchewan Governments in the quarter.

On October 31, 2006, the Canadian Federal Government announced a proposed new “Distribution Tax” on publicly traded income trusts. Under the proposed rules, effective for the 2011 tax year, distributions representing return on capital would no longer be deductible by Penn West for income tax purposes and will be taxed on the amount of the distribution at an estimated corporate tax rate. The impact on Penn West’s structure, current and future income taxes is not currently determinable.

11. Related-party transactions

During the first nine months of 2006, Penn West paid $2.6 million (2005 — $ 2.1 million) of legal fees to a law firm where a partner is also a director of Penn West.

Investor Information

Officers

William Andrew
President and CEO

David Middleton
Executive Vice President and COO

Thane Jensen
Senior Vice President, Exploration and Development

William Tang Kong
Senior Vice President, Corporate Development

Todd Takeyasu
Senior Vice President, and CFO

Gregg Gegunde
Vice President, Development

Eric Obreiter
Vice President, Production

Kristian Tange
Vice President, Business Development

Anne Thomson
Vice President, Exploration

Lucas Law
Vice President, Asset Management

Keith Luft
Vice President, Land and Legal

Directors

John A. Brussa
Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

Thomas E. Phillips (1)(2)(3)(4)(5)
Calgary, Alberta

James C. Smith (1)(3)(4)(5)
Calgary, Alberta

Murray R. Nunns (1)(2)(3)(5)
Calgary, Alberta

George H. Brookman (1)(4)(5)
Calgary, Alberta

James E. Allard (1)
Calgary, Alberta

Jeffery E. Errico (3)(5)
Calgary, Alberta

Frank Potter (2)(4)
Toronto, Ontario

Legal Counsel

Burnet, Duckworth & Palmer
Calgary, Alberta

Thackray Burgess
Calgary, Alberta

Dorsey & Whitney LLP
Vancouver, B.C.

Bankers

Canadian Imperial Bank of Commerce
Royal Bank of Canada
The Bank of Nova Scotia
Bank of Montreal
Bank of Tokyo-Mitsubishi (Canada)
Alberta Treasury Branches
Sumitomo Mitsui Banking Corporation of Canada
BNP Paribas (Canada)
Societe Generale
HSBC Bank Canada
The Toronto Dominion Bank
Citibank, N.A.
National Bank of Canada
Fortis Capital (Canada) Ltd.
Union Bank of California, N.A.

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact The CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
(416) 643-5000 or toll-free throughout North America at
1-800-387-0825

e-mail: inquiries@cibcmellon.ca
Web site: www.cibcmellon.ca

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: PWT.UN

The New York Stock Exchange
Trading Symbol: PWE

Head Office

Suite 2200, 425 - First Street S.W.
Calgary, Alberta T2P 3L8
Telephone: (403) 777-2500
Toll Free: 1-866-693-2707
Fax: (403) 777-2699
Website: www.pennwest.com

For further information contact:

Investor Relations
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com

William Andrew
President and CEO
Phone: (403) 777-2502
E-mail: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict.  As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

Notes:

(1)    Member of the Audit Committee

(2)    Member of the Human Resources and Compensation Committee

(3)    Member of the Reserves Committee

(4)    Member of the Governance Committee

(5)    Member of the Health, Safety and Environment Committee